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                             April 17, 2023

       Jay Puchir
       Chief Executive Officer
       White River Energy Corp.
       609 W/ Dickson St., Suite 102 G
       Fayetteville, AR 72701

                                                        Re: White River Energy
Corp.
                                                            Amendment No. 4 to
Registration Statement on Form S-1
                                                            Filed March 29,
2023
                                                            File No. 333-268707

       Dear Jay Puchir:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 24, 2023 letter.

       Amendment No. 4 to Registration Statement on Form S-1

       Unaudited Pro Forma Condensed Consolidated Financial Statements, page 29

   1. We note your introductory language explaining that the pro forma balance sheet "gives effect to the related
transactions described below as if they had occurred on December 31,
                                                        2022" and that
adjustments in the pro forma Statements of Operations "...assume that the related transactions
occurred as of April 1, 2021."

                                                        However, you have not
described the particular transactions for which pro forma effect is being given, identified
the entities involved, or provided an explanation of what the pro forma presentation
shows, all of which are required in the introductory language pursuant to Rule 11-02(a)(2) of
Regulation S-X.
 Jay Puchir
FirstName
White RiverLastNameJay
              Energy Corp.Puchir
Comapany
April       NameWhite River Energy Corp.
       17, 2023
April 217, 2023 Page 2
Page
FirstName LastName
         Please revise to provide these details and also revise any language referring to adjustments that do not exist in your presentation to clarify and correspond with your presentation. The column headers should also be revised to clearly identify the entities that are associated with the numerical historical data.
2. We note that you present the account balances and activity of White River Holdings Corp in the pro forma financial statements that are intended to illustrate the effects of your reverse merger, although you do not include any corresponding accounts of Fortium
         Holdings Corp., the entity that you have identified as the accounting target, or any pro forma adjustments pertaining to the merger that would be incremental to the adjustment for the pending conversion of preferred to common shares.

         Please revise as necessary to illustrate the acquisition and to include any adjustments that are necessary to reflect your disposal of the business acquired, which you indicate was comprised of Norr and Elysian on page F-35.

         Your disclosures under this heading and in the corresponding section of your interim financial statements should clearly convey the reasons for your decision to sell the business and details concerning your valuation, accounting and presentation in the financial statements.
3. Given that you report having completed the reverse merger on July 25, 2022 and are presenting interim financial statements through December 31, 2022, please explain to us the utility or rationale for your pro forma balance sheet presentation, and how you considered the guidance in Rule 11-02(c)(1) of Regulation S-X.
Properties
Oil and Natural Gas Reserves, page 57

4. We note the revisions made in response to prior comment number five. Your revised presentation includes footnote 4, which describes PV-10. However, your presentation does not include a line item titled "PV-10", so the purpose of this footnote is not clear.
         Separately, the reference to footnote 4 appears next to the line item titled "10% annual discount for estimated timing of cash flows", and not a presentation of PV-10. Revise your presentation so that the footnotes describe items actually presented and are referenced to the proper line items.

Description of Our Securities, page 83
Series A Preferred Stock, page 84

5. Please address the inconsistency between your disclosure in the third paragraph on page
         84, indicating the 1,200 Series A preferred shares will convert into 42,254,521 shares of common stock, with disclosures elsewhere in the filing indicating the shares will convert into 42,253,521 common shares.
 Jay Puchir
FirstName
White RiverLastNameJay
              Energy Corp.Puchir
Comapany
April       NameWhite River Energy Corp.
       17, 2023
April 317, 2023 Page 3
Page
FirstName LastName
Financial Statements
Consolidated Balance Sheets, page F-3

6. Please correct your references to the number of preferred and common shares that are considered to be authorized, issued and outstanding as of end of each period presented on a recast basis.

         Please coordinate with your auditor where revisions to the audited financial statements are necessary as you will need to obtain and file an updated audit opinion that encompasses these revisions.
Change in Standardized Measure of Discounted Future Net Cash Flow, page F-22

7.       We have read your response to prior comment 7 and note your explanation of the
         increased Commission oil price; however, the change due to increased price should be
         captured in the line item    Net Change in Prices and Production
Costs.    The line item
            Revisions of Previous Quantity Estimates    is calculated by
multiplying the    Revision of
         Previous Estimates    in proved reserves of negative 21,570 barrels
times the average price
         at year-end 2022. Please revise your disclosure to reconcile these items. See FASB ASC paragraph 932-235-50-35.
Note 2 - Merger, page F-34

8. Tell us your rationale in presenting the pro forma balance sheet under this heading and clarify the meaning of your present disclosure stating this "...reflects the details of the
         March 31, 2022 consolidated balance sheet as presented in the Company s financial statements as a result of the share exchange." Also address the disclosure requirements in
         FASB ASC 805-10-50-2(h)(3).
Note 20 - Subsequent Events, page F-53

9. We note your disclosure concerning rights to participate in your oil and gas exploration and drilling ventures that were granted to "Ault" in July 2022, having an exercise price of
         $3.25 million. You associate "Ault" with Ault Alliance, Inc. on page 36, Ault Energy,
         LLC on pages 49, 50 and 61, and Ault Lending, LLC in the Form 8-K and Form 8-K/A
         that you filed on April 6, 2023 and April 7, 2023, to report certain details regarding the arrangement.

         Please revise disclosures throughout the filing as necessary to utilize distinct and consistent abbreviations for the counterparties being referenced and to explain how these entities are related; the identity of the counterparties and any affiliations between the counterparties should be clear.

         You indicate that Ault "exercised" these rights but did not make the specified payment.
         You further explain that Ault now owes you $3.25 million but will not pay you $3.25 million; although your parent Ecoark Holdings, Inc., now known as BitNile Metaverse,
 Jay Puchir
FirstName
White RiverLastNameJay
              Energy Corp.Puchir
Comapany
April       NameWhite River Energy Corp.
       17, 2023
April 417, 2023 Page 4
Page
FirstName LastName
         Inc., will pay this amount on behalf of Ault.

         Please expand your disclosure to fully describe the participation rights that you conveyed, including the properties or projects involved, explain how the purchase or exercise price was established, and how the transaction was considered to be complete without securing payment. Also disclose any provisions governing recourse, including retention or recovery of the rights, in the event that you are unable to collect.

         If you plan to report the unpaid amount as an asset, also submit the analysis that you performed of the contractual arrangement and the accounting standards that you believe would apply in formulating your view. Please file the agreement as an exhibit to comply with Item 601(b)(10) of Regulation S-K.
General

10. We note you disclose that you entered into securities purchase agreements in March 2023 for the purchase of 24.28 Units for a total purchase price of $607,000 on the same terms as the PIPE Offering. We further note that each Unit consists of one share of Series C and five-year Warrants and that shares of the Series C will automatically convert into shares of common stock upon the effectiveness of this registration statement. Please revise the number of shares outstanding following this offering to reflect the number of shares to be issued upon conversion of the Series C. In addition, please clarify how such Units were purchased on the same terms as the PIPE Offering given your disclosure on page 26 that the underlying common stock and Warrants are not offered by this prospectus.
11. We note your response to prior comment 10. You state that, between March 2020 and
         February 2022, you were a transient investment company and relied on Rule 3a-2 under
         the Investment Company Act of 1940 (   Investment Company Act   ).
Please provide
         further information on your compliance with such rule. In your response, please include
         (i) a copy of the resolution made by your board of directors pursuant to Rule 3a-2(a)(2),
         (ii) the date on which such resolution was recorded contemporaneously in your minute books, and (iii) the date on which the one-year period commenced pursuant to Rule 3a-
         2(b).
12. Please update your disclosure to specifically address your previous reliance on Rule 3a-2,
         as well as the Company   s failure to adhere to the requirements of
the rule. Please also
         describe and address the risks related to operation as a    transient
investment company
         outside the time period provided by Rule 3a-2, including those related to operation of an unregistered investment company.
13. Please provide further legal analysis regarding whether White River Holdings Corp. meets
         the definition of an    investment company    under Section 3(a)(1)(A)
of the Investment
         Company Act. In your response, please address, in detail, each of the factors outlined in
         Tonapah Mining Company of Nevada, 26 SEC 426 (1947) and provide legal and factual support for your analysis of each such factor. In particular, please ensure that you address
 Jay Puchir
White River Energy Corp.
April 17, 2023
Page 5
      the historical development of White River Holdings Corp.
14. We note your response to prior comment 11. Please provide, for the Company and each subsidiary, all relevant calculations under Section 3(a)(1)(C) of the Investment Company
      Act on an unconsolidated basis, identifying each constituent part of the numerator(s) and denominator(s). In your response, please identify the value, as that term is defined in section 2(a)(41) of the Investment Company Act, of the interests held by each company in its direct subsidiaries. This response should identify the value of the specific asset (e.g., common shares) representing ownership interests in these subsidiaries. In addition, in your response, please explain your basis for considering goodwill to be an asset, on an unconsolidated basis, separate from and in addition to the interests in the related subsidiary.
15. We note your response to prior comment 12. To the extent the Company or any of your subsidiaries can rely on Section 3(c)(9) of the Investment Company Act, please provide detailed legal analysis for each such entity.
        You may contact Lily Dang, Staff Accountant, at (202) 551-3867 or Karl Hiller,
Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact Sandra Wall, Petroleum Engineer, at
(202) 551-4727 with questions regarding the engineering comments. Please contact Liz
Packebusch, Staff Attorney, at (202) 551-8749 or Karina Dorin, Staff Attorney, at (202) 551-
3763 with any other questions.



                                                            Sincerely,
FirstName LastNameJay Puchir
                                                            Division of
Corporation Finance
Comapany NameWhite River Energy Corp.
                                                            Office of Energy &
Transportation
April 17, 2023 Page 5
cc:       Michael D. Harris, Esq.
FirstName LastName